UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
LIBERTY OILFIELD SERVICES INC.
(Name of Issuer)
CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
53115L104
(CUSIP Number)
DECEMBER 31, 2019
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*  The remainder of this cover page shall be filled out for a reporting person’s initial  filing  on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP NO. 53115L104

1	Name of Reporting Person: C. Mark Pearson
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power	3,105,470 (1)
	6 Shared Voting Power	0
	7 Sole Dispositive Power	3,105,470 (1)
	8 Shared Dispositive Power	0
9	Aggregate Amount Beneficially Owned by Each Reporting Person	3,105,470 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9)	3.7% (2)
12	Type of Reporting Person	IN

(1)	Mr. Pearson holds 547,035 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”) of Liberty Oilfield Services Inc., a Delaware corporation (the “Issuer”) and 2,558,435 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”) of the Issuer. Shares of the Issuer’s Class B Common Stock are exchangeable for shares of Class A Common Stock on a one-for-one basis.
(2)
Based on 84,478,782 shares of Class A Common Stock as of January 30, 2020 , consisting of 81,920,347 shares of Class A Common Stock issued and outstanding as of such date and (ii) 2,558,435 shares of Class A Common Stock Mr. Pearson is deemed to beneficially own through his ownership of the same number of shares of Class B Common Stock.

Item 1(a). Name of issuer:
Liberty Oilfield Services Inc. (the “Issuer”)
Item 1(b).  Address of issuer's principal executive offices:

950 17th Street, Suite 2400
Denver, Colorado 80202

Item 2(a). Names of persons filing:

C. Mark Pearson

Item 2(b). Address or principal business office or, if none, residence of each Reporting Person is:

1200 17th Street, Suite 2200
Denver, Colorado 80202

Item 2(c). Citizenship:

United States of America

Item 2(d). Title of class of securities:

Class A common stock, par value $0.01 per share, of the Issuer.

Item 2(e). CUSIP number:

53115L104

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership:
The information regarding ownership set forth in Items 5-9 and 11 of the cover page is hereby incorporated herein by reference.

Item 5.   Ownership of five percent or less of a class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒
Item 6.   Ownership of more than five percent on behalf of another person:
Not applicable.

Item 7.  Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:
Not applicable.
Item 8.  Identification and classification of members of the group:
Not applicable.
Item 9.  Notice of dissolution of group:
Not applicable.
Item 10.  Certifications:
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2020

/s/ C. Mark Pearson
Name: C. Mark Pearson